Filed Pursuant to
Rule 424(b)(3)

Registration No. 333-147339

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated January 16, 2008)

HSW International, Inc.

Common Stock

This prospectus supplement no. 1 supplements the prospectus dated January 16, 2008, relating to the sale of up to 7,000,000 shares of common stock of HSW International that may be sold from time to time by the selling stockholders as described in the prospectus. You should read this prospectus supplement in conjunction with the prospectus.

Closing of Sale to European investors; Selling Stockholders

                As disclosed in the prospectus, the number of shares to be offered pursuant to the prospectus by the selling stockholders was subject to change depending on the average of the closing price of our common stock on the ten (10) trading days following the date of the prospectus.  As disclosed in a Current Report on Form 8-K (discussed below), on January 31, 2008 and February 1, 2008, we closed the sale of our common stock with three of the European investors.  This supplement no. 1 updates the Selling Stockholder information provided in the prospectus based on the number of shares issued to the European investors at the closing.

Name	Shares of common stock Beneficially Owned Before the Offering	Shares of common stock Registered in this Offering	footnote	Shares of common stock Owned After Offering	Percentage of Outstanding common stock Beneficially Owned After the Offering (1)
DWS Finanz-Service GmbH	5,017,123	3,000,000	(2)	2,017,123	3.76%
Deka Investment GmbH	679,348	679,348	(3)	0	*
Nordinvest	900,000	900,000	(4)	0	*
TOTAL	6,596,471	4,579,348		2,017,123

(1)           Based on 53,574,919 shares outstanding on February 5, 2008.

(2)           DWS Finanz-Service GmbH is acting on behalf of the sub-fund DWS Invest BRIC Plus of the DWS Invest SICAV.  Kloms Koldmorgan and Thomas Gerholt are the managing directors of DWS Finanz-Service GmbH and are deemed to share voting and dispositive power of the shares held by this selling stockholder.  Also includes 2,017,123 shares of our common stock beneficially owned by Deutsche Bank Aktlengesellschaft, an affiliate of DWS Finanz-Service GmbH, and which represented 8.8% of INTAC’s common stock prior to the merger.

(3)           Michael Beyer-Enke is the senior portfolio manager of Deka Investment GmbH and is deemed to have voting and dispositive power of the shares held by this selling stockholder.

(4)           Kuhnwaldt is the Managing Director of Nordinvest and is deemed to have voting and dispositive power of the shares held by this selling stockholder.

Current Report on Form 8-K

                On February 5, 2008, we filed a Current Report on Form 8-K.  A copy of the Current Report on Form 8-K is also being provided to you along with this Supplement.

You should carefully consider matters discussed under the caption “Risk Factors” beginning on page 11 of the prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 5, 2008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K
(Amendment No. )

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  February 5, 2008 (January 31, 2008)

HSW International, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-33720	33-1135689
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification Number)

One Capital City Plaza, 3350 Peachtree Road, Suite 1600, Atlanta, GA	30326
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code                     (404) 926-0660

One Capital City Plaza, 3350 Peachtree Road, Suite 1150, Atlanta, GA

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 3.02               Unregistered Sale of Equity Securities

On January 31, 2008, the Company issued 1,579,348 shares of its common stock to certain European investors in exchange for $5,812,000 in cash, and on February 1, 2008, the Company issued 3,000,000 shares of its common stock to a certain European investor in exchange for $11,040,000 in cash.  The shares sold to the European investors were issued without registration under the Securities Act of 1933, as amended (the “Securities Act’), in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act.  Each of the European investors is reasonably believed to be “qualified institutional buyers” as defined by Rule 144A under the Securities Act.

On February 4, 2008, the Company issued an additional 2,689,464 shares of its common stock to certain American investors as a result of an adjustment provision in the stock purchase agreements with the American investors.  The American investors were originally issued 3,424,653 shares of the Company’s common stock on October 2, 2007 in exchange for $22,499,970.21 in cash pursuant to the stock purchase agreements.  The shares sold to the American investors were issued without registration under the Securities Act of 1933, as amended (the “Securities Act’), in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act and Rule 506 of Regulation D thereunder.  Each of the American investors is reasonably believed to be “accredited investors” as defined by Rule 501 of Regulation D.

Item 8.01               Other Events.

European investors

On January 31, 2008, the Company closed its stock purchase agreements with two of the European investors (Nordinvest and Deka Investment GmbH) and issued 1,579,348 shares of its common stock to the two European investors in exchange for $5,812,000 in cash.

On February 1, 2008, the Company closed the stock purchase agreement with DWS Finanz-Service GmbH and issued 3,000,000 shares of its common stock to DWS Finanz-Service GmbH  in exchange for $11,040,00 in cash.

The Company previously disclosed that it anticipated raising approximately $27.0 million from the European investors.  In evaluating the costs and benefits of raising institutional equity and setting the final value of this transaction, the Company took the following factors into account:

•                  An objective of limiting dilution in current market conditions;

•                  A need to release investor, Brompton Cross (first disclosed in the Company’s Form S-1 filed on January 14, 2008) from its obligations to the Company, because this investor has ceased (for reasons unrelated to the Company) its capital deployment operation; and

•                  Allowing DWS Finanz-Service GmbH to reduce the number of shares it purchased to comply with internal fund regulations.

American investors

On February 4, 2008, the Company issued an additional 2,689,464 shares of its common stock to certain American investors as a result of an adjustment provision in the stock purchase agreements with the American investors, which provided for an adjustment to the American investors’ purchase price once the European investors shares were priced.

Item 9.01                                             Financial Statements and Exhibits

(d)                                 Exhibits.

Exhibit No.	Description

99.1	Press Release dated February 5, 2008 announcing the closing of the Equity Financing with the European Investors.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 5, 2008		HSW INTERNATIONAL, INC.

	By:	/s/ Hank Adorno
Name: Hank Adorno
Title: Vice Chairman

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated February 5, 2008 announcing the closing of the Equity Financing with the European Investors.

Exhibit 99.1

HSW International Closes Equity Financing from European Investors

ATLANTA, February 5, 2008 — HSW International, Inc. (Nasdaq: HSWI), a developer and operator of Internet businesses focused on providing consumers in the world’s emerging digital economies with locally relevant, high-quality information, said today that it had closed on a previously reported equity financing of approximately $16.9 million with three institutional investors based in Europe.

Since October 2, 2007, HSW International has raised a total of approximately $39.4 million in equity financing from its U.S. and Europe-based investors and is using these proceeds to fund its operations in Brazil and China.

Details on the total value of today’s equity financing and the issuance of shares to HSW International’s U.S. and Europe-based institutional investors can be found in the Form 8K that the Company filled today with the SEC. This Form 8K can also be accessed on the “investors” section of HSW International’s website at www.hswinternational.com/sec.cfm.

About HSW International, Inc.

HSW International, Inc. (Nasdaq: HSWI) develops and operates Internet businesses focused on providing consumers in the world’s emerging digital economies with locally relevant, high quality information. HSW International is headquartered in Atlanta and incorporated in Delaware. HSW International is the exclusive licensee for the translation and publication of certain content from HowStuffWorks, Inc. in China and Brazil.

Forward-Looking Statements

This press release contains “forward-looking statements,” as defined in Section 27A of the Securities Act of 1993, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements may be in the future tense, and often include words such as “anticipate”, “expect”, “project”, “believe”, “plan”, “estimate”, “intend”, “should”, and “may”. These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of HSW International. Relevant risks and uncertainties include those referenced in HSW International’s filings with the SEC, and include but are not limited to: the impact of the merger between HowStuffWorks, Inc. and Discovery Communications, LLC and amendments to certain HSW International agreements required thereby; challenges inherent in developing an online business in China and Brazil, including obtaining regulatory approvals and adjusting to changing political and economic policies; governmental laws and regulations, including unclear and changing laws and regulations related to the Internet sector in China; general industry conditions and competition; general economic conditions, such as interest rate and currency exchange rate fluctuations; economic and industry conditions specific to China and Brazil, such as the state of the telecommunications and Internet infrastructure in China and Brazil and uncertainty regarding protection of intellectual property in China and Brazil; and restrictions on certain intellectual property under agreements with third parties. These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered. HSW International assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

Contacts

HSW International Investor Relations

telephone: +1 (404) 926-0660

email: ir@hswint.com

or

Brion Tingler

Gavin Anderson & Co.

telephone: +1 212 515 1941

email: btingler@gavinanderson.com